UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

HUB Cyber Security Ltd. (the “Company”) hereby attaches as Exhibit 99.1 its financial results including its balance sheet and income statement for its six months ended on June 30, 2023, together with its Results of Operations in connection the financial results for the six months ended June 30, 2023. The financial information contained herein are unaudited, prepared by the management of the Company and furnished to this Current Report on Form 6-K and incorporated herein by reference.

Additionally, on January 8, 2024, the Company issued a press release titled “Transforming Challenges into Triumphs: HUB Anticipates a Strong 2024-2025”. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

The information in this Report on Form 6-K, including in Exhibits 99.1 and 99.2 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Financial Results and Results of Operations for the Six Months Ended June 30, 2023
99.2	Press Release dated January 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: January 8, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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